UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

On March 22, 2018, Medigus Ltd., or the Company, announced its financial results for the fourth quarter and fiscal year ended December 31, 2017, and the availability of its annual report on Form 20-F for the year ended December 31, 2017. In connection with the announcement, on March 22, 2018, the Company issued a press release titled: “ Medigus Ltd Announces Fourth Quarter and Fiscal Year 2017 Financial Results.” A copy of this press release is furnished herewith as exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: March 22, 2018	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled: “Medigus Ltd Announces Fourth Quarter and Fiscal Year 2017 Financial Results,” dated March 22, 2018.